Turbo Energy, S.A.

Street Isabel la Católica, 8, Door 51,

Valencia, Spain 46004

March 31, 2023

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Eiko Yaoita Pyles

Anne McConnell

Sarah Sidwell

Erin Purnell

Re:	Turbo Energy, S.A.

Draft Registration Statement on Form F-1

Submitted February 28, 2023

CIK No. 0001963439

Ladies and Gentlemen:

We hereby submit the responses of Turbo Energy, S.A. (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated March 24, 2023, providing the Staff’s comments with respect to the Company’s Draft Registration Statement on Form F-1 confidentially submitted on February 28, 2023. Concurrently with the submission of this letter, the Company is submitting the revised Draft Registration Statement (the “Revised Draft Registration Statement”) on Form F-1 together with certain exhibits via EDGAR with the Commission.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Draft Registration Statement on Form F-1 submitted February 28, 2023

Cover Page

1.	We note your disclosure on page 95 that you are registering the Representative’s Warrant and the ADSs issuable upon exercise of such warrant. Please revise to prominently disclose the warrant and underlying shares on the cover page. In addition, you refer to both the representative’s “warrants” and “warrant” in various places throughout the prospectus. Please revise to clearly state whether you are offering one warrant or multiple warrants and please state the appropriate conversion terms.

RESPONSE: In response to the Staff’s comments, we have revised the cover page to prominently disclose the warrant and underlying shares. In addition, we have made revisions throughout the prospectus to state whether we are offering one warrant or multiple warrants and the appropriate conversion terms.

2.	We note that you expect to be a “controlled company” under the rules of the Nasdaq Stock Market. Please revise to identify the controlling shareholder and its ownership percentage. In addition, please revise the cross reference to specifically refer to the relevant risk factor on page 26. Please revise the discussion in risk factors to address the potential risks associated with being a controlled company under Nasdaq rules.

RESPONSE: In response to the Staff’s comments, we have revised the cover page to include identification of the controlling shareholder. We will disclose their post-offering ownership percentage once we determine the offering size. Additionally, we have updated the cross-reference to specifically indicate the relevant risk factor on page 26. Furthermore, we have addressed the potential risks associated with being a controlled company under Nasdaq rules in the revised discussion on risk factors.

Prospectus Summary

The Company, page 6

3.	Please revise your summary to include a specific, clear overview of your current operations, product markets, and distribution methods, with a fuller description appearing in your business section. Refer to Item 101(h)(4) of Regulation S-K. Distinguish clearly your aspirations from your accomplishments.

RESPONSE: In response to the Staff’s comments, we have revised our prospectus summary on page 7 and business section on page 53 to include a specific, clear overview of our current operations, product markets, and distribution methods.

4.	We note that you offer a “Turbo Energy App” to provide services related to the solar energy products. Please expand your disclosure to describe the company’s role in the development and association with this application.

RESPONSE: In response to the Staff’s comments, we have expanded our disclosure to describe our role in the development and association with this application.

5.	Please provide further disclosure with regard to the names of your principal suppliers, including the primary battery supplier located in China and primary SunBox supplier in Spain. See Item 101(h)(4)(v) of Regulation S-K.

RESPONSE: In response to the Staff’s comments, we have added disclosure with regard to the names of our principal suppliers, including the primary battery supplier located in China and primary SunBox supplier in Spain, on page 57.

Summary Consolidated Financial Information, page 14.

6.	It appears that you intend to present dollar equivalent or convenience translations as of and for each of the years ended December 31, 2022 and 2021 here and in MD&A. Please be advised convenience translations may only be presented for the most recent fiscal year and any subsequent interim period using the exchange rate as of the most recent balance sheet date included in the filing or, the most recent date practicable, if materially different. Please ensure your presentation complies with Rule 3-20(b)(1) of Regulation S-X.

RESPONSE: In response to the Staff’s comments, we have revised the summary consolidated financial information and MD&A to remove the dollar equivalent as of and for the year ended December 31, 2021.

Risk Factors

Economic conditions may adversely affect consumer spending and the overall general health of our retail customers..., page 19.

7.	We note your risk factor disclosure indicating that inflation could affect consumer purchases of discretionary items. We also note your disclosure on page 42 that you do not expect inflation to have a material impact on the company. Since you have included in your disclosure that Spanish inflation has increased 6.0% since 2020, please revise to discuss if recent inflationary pressures have materially impacted your operations. In this regard, identify the types of inflationary pressures you are facing and how your business has been affected. Please include a similar discussion in Management’s Discussion and Analysis if applicable.

RESPONSE: In response to the Staff’s comments, we have revised the risk factor on page 19 and related disclosure in Management’s Discussion and Analysis.

We are dependent on a limited number of suppliers for our batteries..., page 19

8.	We note that you rely on suppliers solely located in China. Please disclose the risks of this reliance and any disruptions you have experienced due to such reliance.

RESPONSE: In response to the Staff’s comments, we have added additional disclosure regarding the risks of this reliance and any disruptions we have experienced due to such reliance.

Any compromise of the cybersecurity of our platform..., page 23

9.	We note your risk factor regarding cybersecurity risks in connection with the Turbo Energy App. Please describe the extent and nature of the role of the board of directors in overseeing cybersecurity risks, including in connection with the company’s supply chain/suppliers/service providers.

RESPONSE: In response to the Staff’s comments, we have revised the risk factor on page 24 to describe the extent and nature of the role of the board of directors in overseeing cybersecurity risks, including in connection with the company’s supply chain/suppliers/service providers.

Customers, page 55

10.	We note that Sonepar Iberica Spain accounts for more than 10% of total revenue. Please provide the approximate percentage of total revenue provided by this customer.

RESPONSE: In response to the Staff’s comments, we have revised the disclosure on page 57 to clarify that Sonepar Iberica Spain accounted for 12% of our total revenue in fiscal year ended December 31, 2021.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Seasonality, page 55

11.	Your disclosure that your business is not generally affected by seasonal fluctuation appears to be inconsistent with the disclosure on page 22 where you state that your revenue, cash flow, and results of operations may fluctuate due to the seasonal nature of weather and events. Please revise your disclosure to correct this discrepancy.

RESPONSE: In response to the Staff’s comments, we have revised our disclosure to correct this discrepancy.

Manufacturing and Supply, page 55

12.	We note disclosure on page 55 that you use manufacturers for your inverters, batteries and photovoltaic modules. Please expand your disclosure to describe the material terms of your manufacturing arrangements with respect to all your products, including SunBox and battery products. File material manufacturing agreements as exhibits to your registration statement. Clarify the location(s) where your products are produced, and describe how you ensure quality control.

RESPONSE: In response to the Staff’s comments, we have revised the related disclosure on page 57.

Principal Shareholders, page 64

13.	We note that you refer to your CEO as Enrique Selva in some places and Enrique Selva Bellvis in others. Please revise to be consistent. In addition, please revise the disclosure in footnote 4 to clarify, if true, that Crocodile Investment S.L.U. and Enrique Selva Bellvis own the majority of the shares of Umbrella Solar Investment. Please quantify their percentages of ownership and explain how you determined that Mr. Bellvis does not have beneficial ownership of the shares held by Umbrella Solar Investment.

RESPONSE: In response to the Staff’s comments, we have revised our CEO’s name to ensure consistency. We have also clarified the disclosure in footnote 4 to indicate that Crocodile Investment S.L.U. and Enrique Selva Bellvis are the majority shareholders of Umbrella Solar Investment. Specifically, Enrique Selva Bellvis personally owns 23.21% of Umbrella Solar Investment, while Crocodile Investment S.L.U. owns 54.79%. Enrique Selva Bellvis owns 100% shares of Crocodile Investment S.L.U.

Financial Statements.

Note 5 - Inventories, page F-15

14.	We note the disclosure that the Company outsourced the management of inventories to a third party with all the inventories located in a warehouse owned by the third parties and that inventories are not covered by the Company insurance policy. Please more fully explain the terms of the outsource agreement and the reason why inventories are not covered by the Company insurance policy. Please specifically address how the Company determined it has ownership of the inventory.

RESPONSE: In response to the Staff’s comments, we respectively advise the Staff that Turbo Energy pays a monthly fee to the warehouse company for insurance coverage of the inventories, as stated in the agreement between both parties. Turbo Energy has determined ownership of the inventory by clarifying it in the same agreement.

Note 10 - Related Party Transactions, page F-16

15.	We note that during the year ended December 31, 2021, the Company made advances to related parties of €3,840,594 and received repayments from related parties of €3,980,572. Please disclose and discuss the reasons for and nature of the related party advances.

RESPONSE: In response to the Staff’s comments, we respectively advise the Staff that the amounts reflected on the cash flow statement represent the total gross inflows and outflows between related parties during the fiscal year ended December 31, 2021. The reported balance sheet and income statement items include these amounts throughout the year and represent the net disclosure amounts. Footnote 10 provides details on the nature of related party transactions.

16.	We note that the Company is part of the Umbrella Solar Investment Group, whose main shareholder is Crocodile Investment. We also note that services received from the majority shareholder during the year ended December 31, 2021 include supporting services from the parent company provided centrally for the entire group whose costs were distributed based on objective and market criteria and that the Company incurred management fees of €226,222. Please more fully address the following:

●	Clarify and disclose the specific objective and market criteria on which parent company expenses were distributed;

●	Clarify and explain the disclosure that no compensation has been paid to the executives under Crocodile Investment SLU. In the event the historical financial statements do not reflect all of the Company’s costs of doing business, explain how you determined such additional costs are not required to be reflected in the historical financial statements; and

●	Explain how you considered the pro forma financial requirements of Rule 11-01(a)(7) of Regulation S-X.

RESPONSE: In response to the Staff’s comments, we respectively advise the Staff that Umbrella Solar Investment is the holding company of the group and assumes all structural costs such as those related to the financial team, executives, human resources, licenses, legal, tax, labor, marketing, and other generic structural costs. A margin of 15% is applied to these costs and the resulting amount is distributed to the other companies in the group based on their estimated revenue in the monthly management fees.

The company expects to continue with the same allocation structure in the future. We believe that no additional costs are required to be reflected in the historical statements and pro forma financial statements.

Note 15 - Financial Instruments and Risk Management

Interest risk, page F-21

17.	Your disclosure states that the Company is exposed to interest rate risk on its convertible debentures; however, we note no disclosures that indicate the Company has convertible debentures. Please clarify or revise this inconsistency.

RESPONSE: In response to the Staff’s comments, we have revised and corrected this inconsistency as the company does not have any convertible debentures.

18.	Please revise your disclosures here, and under Interest Rate Risk on page 42, to include a discussion of the potential interest rate risks associated with the lines of credit that bear interest at variable rates.

RESPONSE: In response to the Staff’s comments, we have revised the disclosures on page F-21 and included a discussion of the potential interest rate risks associated with the lines of credit that bear interest at variable rates.

General

19.	Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Please contact the staff member associated with the review of this filing to discuss how to submit such copies.

RESPONSE: In response to the Staff’s comments, we respectfully advise the Staff that there are no written communications, as defined in Rule 405 under the Securities Act, that have been presented to potential investors by the Company or anyone authorized to do so on the Company’s behalf in reliance on Section 5(d) of the Securities Act of 1933, as amended. To the extent that such materials are presented to potential investors by the Company, or anyone authorized to do so on the Company’s behalf, the Company will supplementally provide copies to the Staff.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at +34 961 196 250 or Louis Bevilacqua of Bevilacqua PLLC at (202) 869-0888 (ext. 100).

Sincerely,

TURBO ENERGY, S.A.

By:	/s/ Enrique Selva Bellvis
Name:	Enrique Selva Bellvis
Title:	Chief Executive Officer

cc:	Louis A. Bevilacqua, Esq., Bevilacqua PLLC